SECRETARY'S CERTIFICATE

     I, Christopher K. Yarbrough, Secretary of Henderson Global Funds (the "Trust"), hereby certify that the "non-interested" Trustees and the entire Board of Trustees of the Trust approved the resolutions set forth below at a meeting of the Board of Trustees of the Trust duly called and held on December 14, 2007, at which a quorum was present and acting throughout:

          RESOLVED, the Board authorizes the officers of the Trust to take any and all action necessary to add the Henderson International Equity Fund and the Henderson Global Real Estate Equities Fund under the Trust's current fidelity bond for the same coverage amount and premium previously approved by the Board.


IN WITNESS WHEREOF, I have hereunto set my hand this 4th day of January 2008.





                                              /s/ Christopher K. Yarbrough
                                              ----------------------------
                                              Christopher K. Yarbrough
                                              Secretary

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                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 8

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

----------------------------------------------------------------------------------------------------------
INSURED                                                                                 BOND NUMBER

Henderson Global Funds                                                                  01585107B
----------------------------------------------------------------------------------------------------------
EFFECTIVE DATE                              BOND PERIOD                         AUTHORIZED REPRESENTATIVE

                               October 31, 2007 to October 31, 2008                /S/ Swenitha Nalli
==========================================================================================================
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In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

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

FUND NAME                                                                     EFFECTIVE DATE

     o   Henderson International Equity Fund, a series of:                   January 31, 2008
  Henderson Global Funds

     o   Henderson Global Real Estate Equities Fund, a series of:           February 29, 2008
  Henderson Global Funds

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Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.